SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

26 March 2015

  LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

The announcement below replaces a previous announcement headed "Lloyds Banking Group plc - 2015 Notice of Annual General Meeting ("AGM")" released today, 26 March 2015.

The date of the AGM in paragraphs 5 and 7 should read 14 May 2015 and not 14 May 2014 as previously submitted.

26 March 2015
LLOYDS BANKING GROUP PLC
2015 NOTICE OF ANNUAL GENERAL MEETING ("AGM")

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc (the "Company") has submitted today the 2015 Notice of Annual General Meeting (the "AGM Notice") to the National Storage Mechanism.

The AGM Notice will shortly be available for inspection at www.hemscott.com/nsm.do

A copy of the AGM Notice is available through the 'Shareholder Meetings' ('Shareholder Info') page within the 'Investors & Performance' section of our website www.lloydsbankinggroup.com.

Mailing of the AGM Notice, proxy forms for the 2015 Annual General Meeting ("AGM") and related ancillary documentation to shareholders will commence tomorrow.

The AGM will be held at the Edinburgh International Conference Centre, The Exchange, Edinburgh EH3 8EE on Thursday 14 May 2015 at 11.00 am.

The AGM Notice seeks shareholder approval for a number of resolutions, including amendments to the Company's articles of association ("Articles"). It is proposed that the Company's Articles be amended:

• in relation to the limited voting shares to align them with changes to the UK Listing Authority Rules (specifically Rule 9.2.21); and
• to delete references within the Articles to deferred shares. On 5 November 2010, the Company cancelled all of the deferred shares in the capital of the Company which were in issue.

If approved, the Company's Articles will be amended with effect from the conclusion of the AGM. A summary of the changes proposed to the Articles is set out in the explanatory notes to the AGM Notice. The Articles, including all the proposed changes, are available for inspection at the Company's head office at 25 Gresham Street, London EC2V 7HN and the Company's registered office at The Mound, Edinburgh EH1 1YZ up to and including the date of the AGM. The Articles will also be made available for inspection at the Edinburgh International Conference Centre, The Exchange, Edinburgh EH3 8EE, from 10.00 am on Thursday 14 May 2015 until the end of the AGM.

-END-

For further information:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Interim Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                               +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                                                                 (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                                                                                                                                                                                 Name: Douglas Radcliffe

                                       Title: Interim Investor Relations Director

Date: 26 March 2015